# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alamar Biosciences, Inc., CIK 0002104204
CUSIP: 010911105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 47071 Bayside Parkway, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059127

## Reporting persons
- Qiming Corporate GP VI, Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,066,573; shared voting power 0; sole dispositive power 7,066,573; shared dispositive power 0; aggregate amount beneficially owned 7,066,573 (10.2% of the class)
  Comment: Note to Rows 5, 7 and 9: represents 6,881,410 shares of common stock held by Qiming Venture Partners VI, L.P. and 185,163 shares of common stock held by Qiming Managing Directors Fund VI, L.P. Qiming Corporate GP VI, Ltd., directly or indirectly through one intermediary, serves as the general partner of Qiming Venture Partners VI, L.P. and Qiming Managing Directors Fund VI, L.P. and may be deemed to have voting and dispositive power over the shares held by Qiming Venture Partners VI, L.P. and Qiming Managing Directors Fund VI, L.P. Qiming Corporate GP VI, Ltd. disclaims beneficial ownership of such shares, except to the extent of its proportionate pecuniary interest therein.
  
  Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Qiming Venture Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,881,410; shared voting power 0; sole dispositive power 6,881,410; shared dispositive power 0; aggregate amount beneficially owned 6,881,410 (9.9% of the class)
  Comment: Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Qiming Managing Directors Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 185,163; shared voting power 0; sole dispositive power 185,163; shared dispositive power 0; aggregate amount beneficially owned 185,163 (0.3% of the class)
  Comment: Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Qiming GP VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,605,645; shared voting power 0; sole dispositive power 1,605,645; shared dispositive power 0; aggregate amount beneficially owned 1,605,645 (2.3% of the class)
  Comment: Note to Rows 5, 7 and 9: represents 1,605,645 shares of common stock held by Qiming Venture Partners VIII Investments, LLC. Qiming GP VIII, LLC, through two parallel intermediaries, serves as the indirect general partner of Qiming Venture Partners VIII Investments, LLC and may be deemed to have voting and dispositive power over the shares held by Qiming Venture Partners VIII Investments, LLC. Qiming GP VIII, LLC disclaims beneficial ownership of such shares, except to the extent of its proportionate pecuniary interest therein.
  
  Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Qiming Venture Partners VIII Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,605,645; shared voting power 0; sole dispositive power 1,605,645; shared dispositive power 0; aggregate amount beneficially owned 1,605,645 (2.3% of the class)
  Comment: Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Qiming GP VIII-HC, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,922,329; shared voting power 0; sole dispositive power 1,922,329; shared dispositive power 0; aggregate amount beneficially owned 1,922,329 (2.8% of the class)
  Comment: Note to Rows 5, 7 and 9: represents 1,922,329 shares of common stock held by Qiming Venture Partners VIII-HC, L.P. Qiming GP VIII-HC, LLC serves as the general partner of Qiming Venture Partners VIII-HC, L.P. and may be deemed to have voting and dispositive power over the shares held by Qiming Venture Partners VIII-HC, L.P. Qiming GP VIII-HC, LLC disclaims beneficial ownership of such shares, except to the extent of its proportionate pecuniary interest therein.
  
  Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Qiming Venture Partners VIII-HC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,922,329; shared voting power 0; sole dispositive power 1,922,329; shared dispositive power 0; aggregate amount beneficially owned 1,922,329 (2.8% of the class)
  Comment: Note to Row 11: the percentage is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Issuer
Name of issuer: Alamar Biosciences, Inc.
Address of issuer's principal executive offices: 47071 Bayside Parkway, Fremont, CA, 94538.

## Item 2. Person Filing
Name of person filing:
Qiming Corporate GP VI, Ltd
Qiming Venture Partners VI, L.P.
Qiming Managing Directors Fund VI, L.P.
Qiming GP VIII, LLC
Qiming Venture Partners VIII Investments, LLC
Qiming GP VIII-HC, LLC
Qiming Venture Partners VIII-HC, L.P.
Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of August 11, 2026.

## Signatures
- Qiming Corporate GP VI, Ltd: /s/ Ho Man LAM, Ho Man LAM/Authorized Signatory (08/11/2026)
- Qiming Venture Partners VI, L.P.: /s/ Ho Man LAM, Ho Man LAM/Authorized Signatory (08/11/2026)
- Qiming Managing Directors Fund VI, L.P.: /s/ Ho Man LAM, Ho Man LAM/Authorized Signatory (08/11/2026)
- Qiming GP VIII, LLC: /s/ Ho Man LAM, Ho Man LAM/Authorized Signatory (08/11/2026)
- Qiming Venture Partners VIII Investments, LLC: /s/ Ho Man LAM, Ho Man LAM/Manager (08/11/2026)
- Qiming GP VIII-HC, LLC: /s/ Ho Man LAM, Ho Man LAM/Authorized Signatory (08/11/2026)
- Qiming Venture Partners VIII-HC, L.P.: /s/ Ho Man LAM, Ho Man LAM/Authorized Signatory (08/11/2026)